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                      May 20, 2021

       Valentios Valentis
       Chairman, Chief Executive Officer and Director
       Pyxis Tankers Inc.
       59 K. Karamanli Street
       15125 Maroussi, Greece

                                                        Re: Pyxis Tankers Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed May 14, 2021
                                                            File No. 333-256167

       Dear Mr. Valentis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Energy & Transportation
       cc:                                              Keith Billotti, Esq. of
Seward & Kissel LLP